UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)




INDIANA UNITED BANCORP
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities)


455149104
(CUSIP Number)

December 30, 1999
 (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	(  Rule 13d-1(b)
	X  Rule 13d-1(c)
	(  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 455149104                             13G/A
Page 2 of 6 Pages



1.	Name of Reporting Persons
	I.R.S. Identification Nos. of above persons (entities only):

	DOUGLAS T. BREEDEN
	S.S.# ###-##-####


2.	Check the Appropriate Box if a Member of a Group*
        (a)  (
        (b)  (

3.	SEC Use Only


4.	Citizenship or Place of Organization

	UNITED STATES OF AMERICA


Number of                       5.      Sole Voting Power      250,264
Shares
Beneficially			6.	Shared Voting Power	-0-
Owned by
Each                            7.      Sole Dispositive Power   250,264
Reporting
Person With                     8.      Shared Dispositive Power -0-


9.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,264


10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*


11.	Percent of Class Represented by Amount in Row 9			5.15%


12.     Type of Reporting Person                                        IN





Item 1 (a)	Name of Issuer:

		INDIANA UNITED BANCORP

Item 1 (b).	Address of the Issuer's Principal Executive Offices:

		201 NORTH BROADWAY
		P. O. BOX 87
GREENSBURG, IN  47240-9979

Item 2 (a).	Name of Person(s) Filing:

		DOUGLAS T. BREEDEN

Item 2 (b).	Address of Principal Business Office, or, if None, Residence:

		SMITH BREEDEN ASSOCIATES, INC.
		100 EUROPA DRIVE, SUITE 200
CHAPEL HILL, NC 27514

Item 2 (c).	Citizenship:

USA

Item 2 (d).	Title of Class of Securities:

		COMMON STOCK

Item 2 (e).	CUSIP Number:

		455149104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
or (c), Check Whether the Person Filing is a:

      (a).	(  Broker or dealer registered under Section 15 of the Exchange
                Act.
      (b).	(  Bank as defined in Section 3 (a) (6) of the Exchange Act.
      (c).	(  Insurance company as defined in Section 3 (a) (19) of the
                Exchange Act.
      (d).	(  Investment company  registered under Section 8 of the
                Investment Company Act.
      (e).	(  An investment adviser in accordance with Rule 13d-1(b)
                (1) (ii) (E);
      (f).	(  An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F),
      (g).	(  A parent holding company or control person in accordance
                with Rule 13d-1 (b) (ii) (G);
      (h).	(  A savings association as defined in Section 3(b) of the
      Federal Deposit Insurance Act;


     (i)	(  A church plan that is excluded from the definition of an
     investment company under Section 3 (c) (14) of the Investment Company Act;
     (j) 	( Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

     If this statement is filed pursuant to Rule 13d-1 (c), check this box.  X

Item 4.		Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
      (a).      Amount beneficially owned: (See Exhibit A attached hereto)
                250,264

      (b).      Percent of class:            5.15%

      (c).      Number of shares as to which such person has:
      (i).      Sole power to vote or to direct the vote:       250,264

      (ii).     Shared power to vote or to direct the vote: -0-

      (iii).	Sole power to dispose or to direct the disposition of:
                250,264

      (iv).     Shared power to dispose or to direct the disposition of:
               -0-


Item 5.	Ownership of Five Percent or Less of a Class.

		Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

		Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

		Not applicable.

Item 8.	Identification and Classification of Members of the Group.

		Not applicable.

Item 9.	Notice of Dissolution of Group.

		Not applicable.


Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



		SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


					    February 14, 2000
						(Date)




						(Signature)


                                              Douglas T. Breeden
						(Name/Title)





EXHIBIT A

	As of December 31, 1999 Smith Breeden Associates, Inc. held 100,400 shares of the Common Stock of Indiana United Bancorp (the "Shares"). Douglas T. Breeden owned 63% of the voting stock of Smith Breeden Associates, and by virtue of this ownership owned and had control over the Shares. Individually, Douglas T. Breeden owned 149,864 Shares.



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